SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K a press release, dated December 17, 2003, announcing that its board of directors has decided to cancel 1.7 million of treasury stocks, effective December 22, 2003.

PRESS RELEASE

December 17th, 2003

GROUPE DANONE TO CANCEL 1.7 MILLION TREASURY STOCKS

On the 17th of December, 2003, GROUPE DANONE’s Board of Directors has decided, pursuant to the authorization granted by the Annual General Meeting held on the 11th of April, 2003, to cancel 1.7 million of treasury stocks. This cancellation will take effect on December 22nd, 2003.

Following to this operation, the authorized capital of GROUPE DANONE is made of 134,967,983 shares and the company holds, directly or indirectly, 8,228,908 treasury stocks.

For further information :

Corporate Communication : 33 1 44 35 20 74/75 –  Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 15, rue du Helder, 75439 Paris Cedex 09 – Fax 33 1 45 35 20 54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 18, 2003	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer